UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-13580

CUSIP NUMBER 864739107

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

SUFFOLK BANCORP

Full name of registrant:

N/A

Former name if applicable:

Address of Principal Executive Office (Street and Number)

4 West Second Street Riverhead, New York 11901

City, State and Zip Code

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 10-Q, N-SAR or N-CSR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Suffolk Bancorp (“Suffolk”) has determined it is unable to file its Quarterly Report on Form 10-Q for the period ended September 30, 2011 (the “Form 10-Q”) within the prescribed time without unreasonable effort or expense. As previously announced in a filing on Form 8-K dated May 11, 2011, following the end of the first quarter of 2011, management identified possible deficiencies and/or weaknesses in the company’s internal controls with respect to credit administration and credit risk management, primarily with respect to the timing of the recognition of credit risk, as well as with regard to risk rating loans which affected the computation of the allowance for loan losses. Following its review of the matter, Suffolk has determined that portions of the provision to the allowance for loan losses preliminarily attributed to the quarter ended March 31, 2011 should be re-allocated to prior periods, along with such subsequent events to date as are applicable under the provisions of ASC 855, “Subsequent Events.” In connection with this review, the Audit Committee of the Board of Directors of Suffolk concluded that Suffolk’s previously issued financial statements as of and for the year ended December 31, 2010, the quarter ended December 31, 2010 and the quarter ended September 30, 2010, as reported in Suffolk’s Annual Report on Form 10-K and Quarterly Report on Form 10-Q, respectively, should no longer be relied upon due to an understatement of its allowance for loan losses in such periods.

Suffolk continues to work on the amendments to its Form 10-Q for the quarter ended September 30, 2010 and Form 10-K for the year ended December 31, 2010, and its Forms 10-Q for the first three quarters of 2011, and intends to file these documents as soon as practicable.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Douglas Ian Shaw	(631)	208-2400
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 of 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☐ Yes ☒ No

Suffolk has not yet filed its Quarterly Report on Form 10-Q for the quarter ended March 31, 2011.

Suffolk has not yet filed its Quarterly Report on Form 10-Q for the quarter ended June 30, 2011.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation of Anticipated Change:

On October 31, 2011 Suffolk released the following preliminary, unaudited financial information.

Suffolk had net income of $3,072,000 during the third quarter of 2011.

Suffolk exceeded the capital ratios for a “well-capitalized” institution as of September 30, 2011 under 12 CFR 6.4, and further, exceeded each of the individual minimum capital ratios agreed upon with regulators.

Suffolk’s allowance for loan losses at September 30, 2011 was $43,693,000, or 4.3 percent of total loans.

Suffolk’s net interest margin (FTE) for the quarter was 4.72 percent.

Safe Harbor Statement Pursuant to the Private Securities Litigation Reform Act of 1995

This form includes statements which look to the future. These forward-looking statements are based upon current management expectations, and may, therefore, involve risks and uncertainties that cannot be predicted or quantified and are beyond Suffolk’s control and are subject to a variety of uncertainties that could cause future results to vary materially from Suffolk’s historical performance, or from current expectations. Factors affecting Suffolk Bancorp include particularly, but are not limited to: changes in interest rates; increases or decreases in retail and commercial economic activity in Suffolk’s market area; variations in the ability and propensity of consumers and businesses to borrow, repay, or deposit money, or to use other banking and financial services; our failure to meet the deadlines set forth in our Plan of Compliance filed with NASDAQ on September 21, 2011 for filing our Quarterly Reports for the quarters ended March 31, 2011 and June 30, 2011; a failure to comply with NASDAQ rules; results of regulatory examinations; any failure by us to comply with our written agreement with the OCC (the “Agreement”) or the individual minimum capital ratios for the Bank established by the OCC; the cost of compliance with the Agreement; failure by us to maintain effective internal controls over financial reporting; larger-than-expected losses from the sale of assets; potential litigation or regulatory action relating to the matters resulting in our failure to file on time our Quarterly Report on Form 10-Q for the quarters ended March 31, 2011, June 30, 2011 and September 30, 2011 or resulting from the revisions to our earnings previously announced on April 12, 2011 or the restatement of our financial statements for the quarterly period ended September 30, 2010 and year ended December 31, 2010; and the potential that net charge-offs are higher than expected or for further increases in our provision for loan losses.

SUFFOLK BANCORP

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 10, 2011.

By:	/s/ DOUGLAS IAN SHAW
Douglas Ian Shaw
Senior Vice President and Corporate Secretary